Exhibit 12
CONSOLIDATED RATIO OF EARNINGS TO FIXED CHARGES
AND EARNINGS TO COMBINED FIXED CHARGES
     The following table sets forth our ratio of earnings to fixed charges and preferred stock dividends for the periods indicated:

	Six Months
	Ended
	June 30,		Year Ended December 31,
	2009		2008	2007	2006	2005	2004

Income (loss) from continuing operations, before income tax	(407,444)		(322,082)	132,147	82,655	112,106	81,269

Fixed charges:
Interest on short-term borrowings	148		8,029	34,316	16,017	25,929	9,574
Interest on long-term debt	49,698		123,067	134,222	46,083	36,417	33,618
Estimated interest component of net rental expense	926		1,992	2,258	1,120	1,196	1,040
Preferred stock dividend requirements	9,652		9,617	—	—	—	—

Combined fixed charges and preferred stock dividends, excluding interest on deposits	60,424		142,705	170,796	63,220	63,542	44,232

Interest on deposits	89,428		220,883	257,194	147,132	85,154	63,389

Combined fixed charges and preferred stock dividends, including interest on deposits	149,852		363,588	427,990	210,352	148,696	107,621

Ratio of earnings to combined fixed charges and preferred stock dividend requirements:
Excluding interest on deposits (a)	—	(b)	—	1.77	2.31	2.76	2.84
Including interest on deposits (a)	—		0.11	1.31	1.39	1.75	1.76

(a)	For the six months ended June 30, 2009, earnings were insufficient to cover fixed charges including or excluding interest on deposits by $407.4 million.

(b)	For the year ended December 31, 2008, earnings were insufficient to cover fixed charges by $322.1 million.
     For purposes of computing the above ratios, earnings represent net income from continuing operations before income tax provision. Fixed charges, excluding interest on deposits, include interest on short-term borrowings and long-term debt, amortization of debt expense, and one-third of net rental expense (which we believe is representative of the interest factor). Fixed charges, including interest on deposits, include all of the items listed above plus interest on deposits.